UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



                                                  Commission File Number 0-27617

(Check One):   [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
               [ ] Form 10-D   [ ] Form N-SAR  [ ] Form N-CSR


For period ended:  December 30, 2006

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the transition period ended:



    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                     PART I
                             REGISTRANT INFORMATION

THE MANAGEMENT NETWORK GROUP, INC.
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Full Name of Registrant



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Former Name if Applicable


7300 College Boulevard, Suite 302
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Address of Principal Executive Office (Street and Number)

Overland Park, Kansas 66210
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Address of Principal Executive Office (City, State and Zip Code)



                                     PART II
                             RULE 12b-25b(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ ] (b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

     [ ]  (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE

     As previously disclosed, the Board of Directors of The Management Network Group, Inc. (the "Company") appointed a special committee to conduct a review of the Company's historical granting practices regarding its stock option programs and related accounting for the period from 1999 through 2005. The special committee has completed its review and delivered its report to the Board of Directors. As a result, management has determined to restate the Company's historical financial statements to record additional non-cash charges for compensation expense relating to previously issued stock option and restricted stock grants. The effects of related accounting errors on previously issued financial statements will be included in the Company's Annual Report on Form 10-K for the year ended December 30, 2006, in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and in amended Quarterly Reports on Form 10-Q for the quarters ended April 1, 2006 and July 1, 2006, in accordance with applicable generally accepted accounting standards and SEC rules, regulations and guidance. The Company intends to complete the above referenced reports as soon as practicable; however, it may not be in a position to file such reports within the 15-day extension period granted under Rule 12b-25 without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

          Marc Salle, 816-460-2555

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No

     As previously reported, the Company has not filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006. The Company intends to file its September 30, 2006 Form 10-Q at approximately the same time it files its Annual Report on Form 10-K for the year ended December 30, 2006.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     The Annual Report on Form 10-K for the year ended December 30, 2006 will contain the restated financial statements described in Part III above.

The review of our stock option programs and related  accounting  described under
Part III above has not been completed. Therefore, the Company is not able to provide full financial results for the year ended December 30, 2006. On February 15, 2007, the Company issued a news release announcing financial and operational highlights for the fourth quarter and year ended December 30, 2006. In that release, the Company noted:

     o Revenue grew 38%, to $8.6 million, for our fourth quarter ended December 30, 2006. Revenue for the full fiscal year grew 12%, to $34.0 million

     o Execution of planned cost reductions, primarily related to TMNG's European operations, resulting in an estimated annual SG&A savings in excess of $5 million based on our third quarter 2006 run rate, excluding all expenses in connection with the Special Committee review;

     o The acquisition on January 2, 2007 of Cartesian Ltd., a U.K.-based technical consultancy and software engineering firm, for $7.3 million plus potential future performance-based consideration;

     o A year-end balance of approximately $38.3 million in cash and short-term investments and no long-term debt compared to approximately $42.1 million in cash and short-term investments at July 1, 2006. The decline in cash and short-term investments during the second half of 2006 was primarily attributable to operating losses offset by improvements in working capital;


     THE MANAGEMENT NETWORK GROUP, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 2, 2007            By:  /s/ Donald E. Klumb
                                     ------------------------------------------
                                     Vice President, Chief Financial Officer
                                     and Treasurer